UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Delta Apparel, Inc.
(Name of Issuer)

Common stock, $0.01 par value

(Title of Class of Securities)

247368103

(CUSIP Number)

Forager Fund, L.P.

Attn: Edward Kissel

2025 3rd Ave. N, Suite 350

Birmingham, AL 35203

205-383-4763

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 14, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 247368103	13D	Page 2 of 10 Pages

1.	Names of Reporting Persons Forager Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 475,025
	8.	Shared Voting Power
	9.	Sole Dispositive Power 475,025
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 475,025
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 247368103	13D	Page 3 of 10 Pages

1.	Names of Reporting Persons Forager Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 475,125
	8.	Shared Voting Power
	9.	Sole Dispositive Power 475,125
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 475,125
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.8%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 247368103	13D	Page 4 of 10 Pages

1.	Names of Reporting Persons Edward Kissel
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 475,125
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 475,125

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 475,125
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.8%
14.	Type of Reporting Person (See Instructions) HC, IN

CUSIP No. 247368103	13D	Page 5 of 10 Pages

1.	Names of Reporting Persons Robert MacArthur
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 475,125
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 475,125

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 475,125
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.8%
14.	Type of Reporting Person (See Instructions) HC, IN

CUSIP No. 247368103	Page 6 of 10 Pages

This Amendment No. 3 to the joint statement on Schedule 13D with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Delta Apparel, Inc., a Georgia corporation (the “Issuer”), filed by Forager Fund, LP, Forager Capital Management, LLC, Edward Kissel, Robert MacArthur and Timothy Brog on October 10, 2023, as amended by Amendment No. 1 on Schedule 13D with respect to the Common Stock filed by Forager Fund, LP, Forager Capital Management, LLC, Edward Kissel, Robert MacArthur and Timothy Brog on October 13, and by Amendment No. 2 filed by Forager Fund, LP, Forager Capital Management, LLC, Edward Kissel, Robert MacArthur and Timothy Brog on November 13, 2023 (such joint statement, as so amended and as amended herein, the “Schedule 13D”), amends the Schedule 13D as follows:

1. Item 2 of the Schedule 13D shall hereby be amended and restated in full as follows:

“Item 2. Identity and Background

(a) This joint statement on Schedule 13D is being filed by Forager Fund, LP, a Delaware limited partnership (the “Fund”), Forager Capital Management, LLC, a Delaware limited liability company (the “GP”), Edward Kissel and Robert MacArthur. Each of the foregoing is referred to in this Schedule 13D as a “Reporting Person” and, collectively, as the “Reporting Persons.” Mr. Kissel and Mr. MacArthur are the Managing Partners of the GP and, in this capacity, are referred to in this Schedule 13D as the “Managers.” The GP is the sole general partner of the Fund.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13D, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(b) The business address of Mr. Kissel and Mr. MacArthur, and the address of the principal business and the principal office of the Fund and the GP, is 2025 3rd Ave. N, Suite 350, Birmingham, AL 35203.

(c) The principal business of the GP is acting as the sole general partner of the Fund. The principal business of the Fund is investing in securities. The present principal occupation or employment of each Manager is as a Managing Partner of the GP.

(d) None of the Managers, the GP and the Fund has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Managers, the GP and the Fund was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it became subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f) Each of the Managers is a citizen of the United States.”

CUSIP No. 247368103	Page 7 of 10 Pages

2. Item 3 of the Schedule 13D shall hereby be amended and restated in full as follows:

“Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons have acquired beneficial ownership of an aggregate of 475,125 shares of Common Stock for $3,444,678.52 using working capital from the Fund and the GP.”

3. Item 4 of the Schedule 13D shall hereby be amended by inserting the following new paragraphs immediately prior to the final paragraph:

“On December 14, 2023, the Fund, the GP, Mr. MacArthur, Mr. Kissel, and Timothy Brog (collectively, “Forager”) entered into a cooperation agreement (the “Agreement”) with the Company regarding the appointment of an additional independent director to the Company’s Board of Directors (the “Board”) and certain other matters, as further described below. The term of the Agreement ends on the date that is the earlier of: (i) 30 days prior to the notice deadline under the Company’s Bylaws for the window for nomination of director candidates for election to the Board at the Company’s 2025 annual meeting of shareholders and (ii) 150 days prior to the first anniversary of the Company’s 2024 annual meeting of shareholders (the “2024 Annual Meeting”) (such period, the “Cooperation Period”).

Pursuant to the Agreement, the Company agreed to appoint Timothy Brog as a new independent director on the Board, to serve for an initial term expiring at the 2024 Annual Meeting. The Company also agreed to include Mr. Brog among the Company’s slate of director nominees for election at the 2024 Annual Meeting. Forager also agreed to withdraw its notice of shareholder nomination of individuals for election as directors at the 2024 Annual Meeting.

The Agreement provides for certain director replacement rights with respect to Mr. Brog during the Cooperation Period, pursuant to which the Company and Forager will cooperate to identify a mutually acceptable substitute to the extent Mr. Brog is unable or unwilling to serve, resigns, is removed, or ceases to serve as a director for any reason. Forager’s rights in connection with identifying such replacement director are subject to Forager continuing to satisfy certain ownership of and economic exposure to the Company’s common stock.

Under the terms of the Agreement and during the Cooperation Period, Forager agreed to vote all of its shares of the Company’s common stock (and the shares of its affiliates): (i) in favor of each director nominated and recommended by the Board for election at any meeting of shareholders of the Company; (ii) against any shareholder nomination for director that is not approved and recommended by the Board for election; and (iii) against any proposal or resolution to remove any member of the Board that is not approved and recommended by the Board. Forager also agreed to certain customary standstill restrictions during the Cooperation Period, including restrictions against acquiring any shares of the Company’s common stock that would result in Forager beneficially owning more than 19.9% of the Company’s outstanding common stock.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, which is filed as Exhibit 5 to this Amendment No. 3 and is incorporated herein by reference.”

CUSIP No. 247368103	Page 8 of 10 Pages

4. Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

“Item 5. Interest in Securities of the Issuer

(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 7,010,020 shares of Common Stock issued and outstanding as of August 4, 2023, as reported in the Issuer’s quarterly report on Form 10-Q for the fiscal quarter ended July 1, 2023. All of the share numbers reported herein are as of December 20, 2023, unless otherwise indicated. Each Reporting Person’s cover page to this Schedule 13D for is incorporated by reference into this Item 5(a, b).

The Reporting Persons, in the aggregate, beneficially own 475,125 shares of Common Stock of the Issuer, representing approximately 6.8% of such class of securities. The beneficial ownership of each Reporting Person is as follows: (i) the Fund beneficially owns 475,025 shares of Common Stock representing approximately 6.8% of the class; (ii) the GP, as the sole general partner of the Fund, beneficially owns 475,125 shares of Common Stock representing approximately 6.8% of the class; (iii) Mr. Kissel, as the managing partner of the GP, beneficially owns 475,125 shares of Common Stock representing approximately 6.8% of the class; and (iv) Mr. MacArthur, as the managing partner of the GP, beneficially owns 475,125 shares of Common Stock representing approximately 6.8% of the class.

Each of the Fund and the GP has the sole power to vote and dispose of the shares of Common Stock beneficially owned by such entity (as described above). Each of Mr. Kissel and Mr. MacArthur has the shared power to vote and dispose of the shares of Common Stock beneficially owned by such person (as described above).

(c) Except as otherwise described in this Schedule 13D, no Reporting Person, other than the Fund as set forth in the table below, effected any transaction in the Common Stock since November 13, 2023 (the date of the filing of Amendment No. 2 to the Schedule 13D):

Date of Purchase	Shares Purchased (#)	Purchase Price per Share ($)
11/13/2023	1,644	$8.3482
12/08/2023	31,602	$7.0929
12/12/2023	170	$7.1000
12/13/2023	483	$7.0791

The above-listed transactions were conducted in the ordinary course of business on the open market for cash, and the purchase prices do not reflect brokerage commissions paid.”

CUSIP No. 247368103	Page 9 of 10 Pages

5. Item 7 of the Schedule 13D shall hereby be amended by amending and restating in full the following Exhibit to reflect that Timothy Brog is no longer a party to the Joint Filing Agreement attached as such Exhibit:

Exhibit 1	Joint Filing Agreement by and among Forager Fund, LP, Forager Capital Management, LLC, Edward Kissel and Robert MacArthur dated December 20, 2023.

6. Item 7 of the Schedule 13D shall hereby be amended by adding the following Exhibit:

Exhibit 5	Cooperation Agreement dated as of December 14, 2023, by and among Forager Fund, LP, Forager Capital Management, LLC, Robert MacArthur, Edward Kissel, Timothy Brog, and the Issuer.

7. Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

CUSIP No. 247368103	Page 10 of 10 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 20, 2023

FORAGER FUND, LP

By:	Forager Capital Management, LLC,
its General Partner

By:	/s/ Robert MacArthur
Robert MacArthur
Managing Partner

FORAGER CAPITAL MANAGEMENT, LLC

By:	/s/ Robert MacArthur
Robert MacArthur
Managing Partner

ROBERT MACARTHUR

/s/ Robert MacArthur

EDWARD KISSEL

/s/ Edward Kissel

CUSIP No. 247368103	Page 1 of 1 Pages

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree, as of December 20, 2023, that only one statement containing the information required by Schedule 13D, and each amendment thereto, need be filed with respect to the ownership of each of the undersigned of shares of common stock of Delta Apparel, Inc., a Georgia corporation, and the statement to which this Joint Filing Agreement is attached as Exhibit 1 is filed on behalf of each of the undersigned.

FORAGER FUND, LP

By:	Forager Capital Management, LLC,
its General Partner

By:	/s/ Robert MacArthur
Robert MacArthur
Managing Partner

FORAGER CAPITAL MANAGEMENT, LLC

By:	/s/ Robert MacArthur
Robert MacArthur
Managing Partner

ROBERT MACARTHUR

/s/ Robert MacArthur

EDWARD KISSEL

/s/ Edward Kissel

COOPERATION AGREEMENT

This Cooperation Agreement (this "Agreement"), dated as of December 14, 2023 (the "Effective Date"), is by and among Forager Fund, LP, a Delaware limited partnership, Forager Capital Management, LLC, a Delaware limited liability company, Robert MacArthur, Edward Kissel, and Timothy Brog (each, a "Forager Party" and collectively the "Forager Parties") and Delta Apparel, Inc., a Georgia corporation (the "Company"). Capitalized terms in this Agreement shall have the meanings set forth herein.

WHEREAS, the Company and the Forager Parties have engaged in discussions related to the Company and desire to enter into an agreement regarding the appointment of an additional independent director to the Board of Directors of the Company (the "Board") and certain other matters on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, the receipt and sufficiency of which are hereby acknowledged, the Forager Parties and the Company agree as follows:

1. Board of Directors

(a) Additional Director. Effective as of the date this Agreement is fully executed by all parties, the Board and its applicable committees will take such actions as are necessary to appoint Timothy Brog (the "Additional Director") as a member of the Board, with an initial term expiring at the Company's Annual Meeting of Shareholders held in the Company's 2024 fiscal year (the "2024 Annual Meeting"). The Company agrees that the Additional Director will be appointed to serve as a member of the Board's Corporate Governance and Audit Committees as well as any committees newly-formed by the Board following the Effective Date.

(b) New Director Agreements and Understandings. Each of the Forager Parties represents, warrants, and agrees that neither it nor any of its Affiliates (i) has paid or will pay any compensation to the Additional Director (including the Replacement Director contemplated by Section 1(d)) for such individual's nomination to or service on the Board or (ii) has or will have any agreement, arrangement or understanding, written, or oral, with the Additional Director (including the Replacement Director contemplated by Section 1(d)) for such individual's nomination to or service on the Board.

(c) 2024 Annual Meeting Nominees. The Company and its applicable committees shall take such actions as are necessary so that the slate of nominees recommended by the Board in the Company's proxy statement and on its proxy card relating to the 2024 Annual Meeting shall include the Additional Director to stand for election at the 2024 Annual Meeting. The Company also agrees that the slate of nominees recommended by the Board in its proxy statement and on its proxy card relating to the 2024 Annual Meeting shall include no more than nine (9) directors. For purposes of clarity, each Forager Party acknowledges and agrees that, other than the nominations made via the Nomination Notice that are to be withdrawn pursuant to Section 4 herein, it will not make or submit any nominations for director at the 2024 Annual Meeting.

(d) Replacement Director. If the Additional Director is unable or unwilling to serve as a director, resigns as a director, is removed as a director, or ceases to be a director for any other reason prior to the expiration of the Cooperation Period, the Company and the Forager Parties shall cooperate in good faith to identify and mutually agree, subject to the terms of Section 1(f) and 1 (h) upon a substitute Qualified Director (the "Replacement Director"), and the Board shall take such actions as are necessary to appoint the Replacement Director to serve as a director of the Company and to all applicable committees of the Board on which the Additional Director served for the remainder of the Additional Director's term. Effective upon the appointment of the Replacement Director to the Board, the Replacement Director will be considered the Additional Director for all purposes of this Agreement.

(e) The Forager Parties' rights pursuant to this Agreement are subject to the Forager Parties' collectively holding a Net Long Position equal to, or having aggregate net long economic exposure to, at least 351,000 shares of Common Stock (subject to adjustment for stock splits, reclassifications, combinations and similar adjustments) (the "Minimum Ownership Threshold"). In the event the Forager Parties seek to exercise their rights pursuant to Section 1(d), the Forager Parties shall certify in writing to the Company that the Minimum Ownership Threshold is satisfied as of the time of such exercise. The Forager Parties shall provide notice to the Company within a reasonable time (but in any event no later than five (5) Business Days) following the Forager Parties ceasing to meet the Minimum Ownership Threshold.

(f) Replacement Director Information. The Forager Parties acknowledge, as a condition to any Replacement Director's appointment to the Board, that such individual shall have promptly provided to the Company (i) any consent and information the Company reasonably requests in connection with such appointment, including completion of the Company's standard forms, D&O questionnaires and other customary onboarding and/or nomination documentation, and an executed consent to be named as a nominee in the Company's proxy statement and to serve as a director if so elected for the full term for which such individual is elected at any properly held meeting of shareholders, in each case, as provided by the Company, (ii) information requested by the Company that is required to be disclosed in a proxy statement or other filing under any applicable law, regulation, rule or standard (including without limitation any stock exchange rule or listing standard), or as may be requested or required by any regulatory or governmental authority having jurisdiction over the Company or its Affiliates, (iii) information reasonably requested by the Company in connection with assessing eligibility, independence, and other criteria applicable to directors or satisfying compliance and legal obligations, and (iv) any written consent or other information reasonably requested by the Company, including but not limited to that necessary or appropriate for the conduct of the Company's vetting procedures generally applicable to non-management directors of the Company, including such information as is necessary or appropriate for the Company or its agents to perform a background check.

(g) Company Policies. The parties acknowledge that the Additional Director, upon election or appointment to the Board, will be governed by the same protections and obligations regarding confidentiality, conflicts of interest, related party transactions, fiduciary duties, codes of conduct, trading, and disclosure policies, director resignation policy, clawback policy, stock ownership guidelines, and other governance guidelines and policies of the Company as other directors of the Company (collectively, "Company Policies"), and shall have the same rights and benefits, including with respect to insurance, indemnification, compensation, and fees, as are applicable to all non-management directors of the Company.

(h) Termination. The Company's obligations under this Section 1 shall terminate the earlier of (i) expiration of the Cooperation Period , (ii) such time as the Forager Parties cease to meet the Minimum Ownership Threshold, (iii) any material breach of this Agreement by any Forager Party or any Restricted Person if such breach has not been cured within five (5) Business Days following written notice provided by the Company to the Forager Parties; and (iv) any Forager Party, the Forager Parties or any other Restricted Person submits any director nomination for election at the 2024 Annual Meeting other than the nominations contained in the Nomination Notice referenced in Section 4 and to be withdrawn pursuant thereto,.

2. Cooperation.

(a) Non-Disparagement. During the Cooperation Period, the Company and each Forager Party shall refrain from making, and shall cause its respective Controlling and Controlled Affiliates (and those under common Control) and each of its and their respective principals, directors, members, general partners, officers and employees (collectively, "Covered Persons") not to make or cause to be made any public written or oral statement, announcement or media placement or publication (each, a "Statement") that constitutes an *ad hominem* attack on, that otherwise disparages, defames, impugns, criticizes, or otherwise calls into disrepute, or that is otherwise reasonably likely to damage the reputation of (A) in the case of any Statement by any of the Forager Parties or their Covered Persons: the Company, any of its Affiliates or any of its or their respective current or former Covered Persons; and (B) in the case of any Statement by the Company or its Covered Persons: any of the Forager Parties, any of their respective Affiliates or any of their respective current or former Covered Persons, in each case including (x) in any statement, document, or report filed with, furnished to, or otherwise provided to the SEC or any other governmental or regulatory authority, (y) in any press release or other form of public Statement made available to any form of media, and (z) to any journalist or member of the media (including in a television, radio, newspaper, or magazine interview, podcast or Internet or social media communication). The foregoing shall not (I) restrict the ability of any Person to comply with any subpoena or other legal process or respond truthfully to a request for information from any governmental or regulatory authority with jurisdiction over such Person or to enforce such Person's rights under this Agreement or (II) apply to any private communication among the Forager Parties and their Affiliates, Covered Persons and Representatives (in their respective capacities as such), on the one hand, and among the Company and its Affiliates, Covered Persons and Representatives (in their respective capacities as such), on the other hand.

(b) Voting. During the Cooperation Period, each Forager Party will cause all of the Common Stock that such Forager Party or any of its Controlling or Controlled Affiliates (or those under common Control) has the right to vote (or to direct the vote), as of the applicable record date, to be present in person or by proxy for quorum purposes and to be voted at any meeting of shareholders of the Company or at any adjournment or postponement thereof or to deliver any consent or consent revocation, as applicable, in connection with any action by written consent of the shareholders of the Company in lieu of a meeting, (i) in favor of each director nominated and recommended by the Board for election at any meeting of shareholders of the Company or action by written consent of shareholders of the Company held during the Cooperation Period; (ii) against any shareholder nomination for director that is not approved and recommended by the Board for election; and (iii) against any proposal or resolution to remove any member of the Board that is not approved and recommended by the Board.

(c) Standstill. During the Cooperation Period, each Forager Party will not, and will cause its Controlling and Controlled Affiliates (and those under common Control) and its and their respective Representatives acting on their behalf (collectively with the Forager Parties, the "Restricted Persons") to not, directly or indirectly, without the prior written consent, invitation, or authorization of the Company or the Board, acquire, or offer, or agree to acquire, by purchase or otherwise, or direct any Third Party in the acquisition of record or beneficial ownership of or economic exposure to any Voting Securities or engage in any swap or hedging transaction, or other derivative agreement of any nature with respect to any Voting Securities, in each case, if such acquisition, offer, agreement or transaction would result in the Forager Parties, together with their Affiliates, (A) having beneficial ownership of more than 19.9% of the Common Stock or (B) having a Net Long Position in more than 19.9% of the Common Stock outstanding at such time.

(d) During the Cooperation Period, the Company's Board of Directors shall consist of no more than nine (9) members.

3. Public Announcement; SEC Disclosures.

(a) Unless otherwise agreed in writing by the Company and the Forager Parties, not later than 9:00 a.m. Eastern Time on the third Business Day after the Effective Date, the Company shall file with the SEC a Current Report on Form 8-K (the "Form 8-K") disclosing its entry into this Agreement and including a copy of this Agreement as an exhibit thereto. The Company shall provide the Forager Parties with a copy of the Form 8-K prior to filing with the SEC and shall consider any reasonable and timely comments of the Forager Parties and their Representatives. Neither the Company or any of its Affiliates nor the Forager Parties or any of their Affiliates shall make any public statement regarding the subject matter of this Agreement, this Agreement or the matters set forth in the Form 8-K prior to the issuance of the Form 8-K without the prior written consent of the other party.

(b) During the Cooperation Period, if the Forager Parties are obligated to file a Schedule 13D (or any amendment thereto) (together, a "Schedule 13D") relating to this Agreement, it shall be consistent with the Form 8-K (to the extent that it comments on the matters set forth in the Form 8-K) and the terms of this Agreement (including Section 2(c)).

4. Withdrawal of Nomination Notice. Effective as of the date this Agreement is fully executed by all parties, the Forager Parties shall irrevocably withdraw, and hereby shall be deemed to have (without any further action being required) irrevocably withdrawn, the Notice of Shareholder Nomination of Individuals for Election as Directors at 2024 Annual Meeting of Shareholders of Delta Apparel, Inc., dated October 11, 2023 (the "Nomination Notice"), and such Nomination Notice shall be deemed null, void, and without effect.

5. Representations and Warranties of the Company. The Company represents and warrants to the Forager Parties that: (a) the Company has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated by this Agreement; (b) this Agreement has been duly and validly authorized, executed, and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company and, assuming the valid execution and delivery hereof by each of the other parties, is enforceable against the Company in accordance with its terms, except as enforcement of this Agreement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or similar laws generally affecting the rights of creditors and subject to general equity principles; and (c) the execution, delivery and performance of this Agreement by the Company does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to the Company, or (ii) result in any breach or violation of or constitute a default (or an event that, with notice or lapse of time or both, could constitute a breach, violation or default) under or pursuant to, result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

6. Representations and Warranties of the Forager Parties. Each Forager Party represents and warrants to the Company that: (a) such Forager Party has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated by this Agreement; (b) this Agreement has been duly and validly authorized, executed and delivered by such Forager Party, constitutes a valid and binding obligation and agreement of such Forager Party and, assuming the valid execution and delivery hereof by each of the other parties, is enforceable against such Forager Party in accordance with its terms, except as enforcement of this Agreement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles; (c) the execution, delivery and performance of this Agreement by such Forager Party does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to such Forager Party, or (ii) result in any breach or violation of or constitute a default (or an event that, with notice or lapse of time or both, could constitute a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which such Forager Party is a party or by which it is bound; and (d) the Forager Parties beneficially own (as defined in Rule 13d-3 under the Exchange Act) more than the Minimum Ownership Threshold.

7. Definitions. For purposes of this Agreement:

(a) the term "Affiliate" has the meaning set forth in Rule 12b-2 under the Exchange Act and shall include any Person who otherwise qualifies as an Affiliate at any time subsequent to the date of this Agreement; provided that none of the Company or its Affiliates or Representatives, on the one hand, and the Forager Parties and their Affiliates or Representatives, on the other hand, shall be deemed to be "Affiliates" with respect to the other for purposes of this Agreement;

(b) the terms "beneficial owner" and "beneficially own" have the meanings set forth in Rule 13d-3 under the Exchange Act, except that a Person will also be deemed to be the beneficial owner of all shares of the Company's capital stock that (i) such Person has the right to acquire (whether such right is exercisable immediately or only after the passage of time) pursuant to the exercise of any right in connection with any securities or any agreement, arrangement or understanding (whether or not in writing), regardless of when such rights may be exercised and whether they are conditional, and (ii) such Person or any of such Person's Affiliates has or shares the right to vote or dispose;

(c) the term "Business Day" means any day other than a Saturday, a Sunday or a day on which the Federal Reserve Bank of New York is closed;

(d) the term "Common Stock" means the Company's common stock, par value $0.01 per share;

(e) the term "Control" (including the terms "Controlling," "Controlled," and "under common Control") mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of Voting Securities, by contract, or otherwise;

(f) the term "Cooperation Period" means the period commencing on the Effective Date and concluding on the date that is the earlier of (a) thirty (30) calendar days prior to the notice deadline under the Company's Bylaws for the window for nomination of director candidates for election to the Board at the Company's Annual Meeting of Shareholders to be held in its fiscal year 2025 (the "2025 Annual Meeting") and (b) one hundred fifty (150) days prior to the first anniversary of the 2024 Annual Meeting (collectively, the "Advance Notice Window");

(g) the term "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the SEC;

(h) Intentionally omitted;

(i) the term "Net Long Position" has the meaning set forth in Rule 14e-4 of the Exchange Act; provided, that the "long position" for this purpose shall not include any shares as to which the applicable Person does not have the right to vote or direct the vote or as to which such Person has entered into a derivative or other agreement, arrangement, or understanding that hedges or transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of such shares;

(j) the terms "Person" or "Persons" shall be interpreted broadly to include any individual, corporation (including not-for-profit), general or limited partnership, limited liability or unlimited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature;

(k) the term "Qualified Director" means an individual who (i) qualifies as independent of the Company under all applicable listing standards, applicable rules of the SEC and publicly disclosed standards used by the Board in determining the independence of the Company's directors and (ii) unless the Company otherwise consents, (A) is not an employee, officer, director, general partner, manager or other agent of a Forager Party or of any Affiliate of a Forager Party, (B) is not a limited partner, member, or other investor (unless such investment has been disclosed to the Company) of or in any Forager Party or any Affiliate of a Forager Party, and (C) does not have any agreement, arrangement, or understanding, written or oral, with any Forager Party or any Affiliate of a Forager Party regarding such individual's service as a director of the Company;

(l) the term "Representatives" means a party's directors, principals, members, general partners, managers, officers, employees, agents, advisors and other representatives;

(m) the term "SEC" means the U.S. Securities and Exchange Commission;

(n) the term "Third Party" means any Person that is not a party to this Agreement or an Affiliate thereof, a director or officer of the Company, or legal counsel to any party to this Agreement; and

(o) the term "Voting Securities" means the Common Stock and any other Company securities entitled to vote in the election of directors, or securities convertible into, or exercisable or exchangeable for, such shares or other securities, whether or not subject to the passage of time or other contingencies;

8. Notices. All notices, consents, requests, instructions, approvals, and other communications provided for herein and all legal process in regard to this Agreement will be in writing and will be deemed delivered given and received (a) when (i) delivered in person or (ii) transmitted by email (with written confirmation of completed transmission other than any automated reply), (b) on the third (3rd) Business Day following the mailing thereof by certified or registered mail (return receipt requested), or (c) when delivered by an express courier (with written confirmation of delivery) to the parties at the following addresses (or to such other address as such party may specify in a written notice given to the other parties); provided that any notice delivered pursuant to clauses (a)(i), (b), or (c) of this Section 8 is also promptly delivered to the email address of such party set forth below (for the avoidance of doubt, such email shall not in and of itself be deemed delivery given and received of such communications or legal process):

If to the Company:

Delta Apparel, Inc.
201 W. McBee Avenue
Suite 320
Greenville, SC 29601
Attention: Chief Administrative Officer
Email: justin.grow@deltaapparel.com

If to the Forager Parties:

Edward Kissel
Forage Capital Management
2025 3rd Ave North, Suite 350
Birmingham, AL 35203

With a copy to:

Timothy Brog
Timothybrog1@gmail.com

At any time, any party may, by notice given in accordance with this Section 8 to the other party, provide updated information for notices under this Agreement.

9. Expenses. All fees, costs and expenses incurred in connection with this Agreement and all matters related to this Agreement will be paid by the party incurring such fees, costs or expenses.

10. Specific Performance; Remedies; Venue; Waiver of Jury Trial.

(a) The Company and the Forager Parties acknowledge and agree that irreparable injury to the other party would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury would not be adequately compensable by the remedies available at law (including the payment of money damages). It is accordingly agreed that the Company and the Forager Parties will be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which they are entitled at law or in equity. FURTHERMORE, THE COMPANY AND EACH FORAGER PARTY AGREES: (i) THE NON-BREACHING PARTY WILL BE ENTITLED TO INJUNCTIVE AND OTHER EQUITABLE RELIEF, WITHOUT PROOF OF ACTUAL DAMAGES; (ii) THE BREACHING PARTY WILL NOT PLEAD IN DEFENSE THERETO THAT THERE WOULD BE AN ADEQUATE REMEDY AT LAW; AND (iii) THE BREACHING PARTY WAIVES THE POSTING OF A BOND OR OTHER SECURITY UNDER ANY APPLICABLE LAW, IN THE CASE THAT ANY OTHER PARTY SEEKS TO ENFORCE THE TERMS BY WAY OF EQUITABLE RELIEF.

(b) This Agreement will be governed in all respects, including validity, interpretation, and effect, by the laws of the State of Delaware without giving effect to the choice of law principles of such state. The Company and each Forager Party (i) irrevocably and unconditionally submits to the exclusive jurisdiction of the federal or other state courts located in Wilmington, Delaware), (ii) agrees that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from any such court, (iii) agrees that any action or proceeding based on, relating to, or arising in connection with this Agreement or the transactions contemplated by this Agreement shall be brought, tried, and determined only in such courts, (iv) waives any claim of improper venue or any claim that those courts are an inconvenient forum, and (v) agrees that it will not bring any action based on, relating to, or arising in connection with this Agreement or the transactions contemplated by this Agreement in any court other than such courts. The parties to this Agreement agree that the delivery of process in connection with any such action or proceeding in the manner provided in Section 8 or in such other manner as may be permitted by applicable law as sufficient service of process, shall be valid and sufficient service thereof; provided that such process or other papers based on, relating to, or arising in connection with any such action or proceeding is also contemporaneously delivered to the email address of such party set forth in Section 8 (for the avoidance of doubt, such email shall not in and of itself constitute effective service of process).

(c) EACH OF THE PARTIES, AFTER CONSULTING OR HAVING HAD THE OPPORTUNITY TO CONSULT WITH COUNSEL, KNOWINGLY, VOLUNTARILY, AND INTENTIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN ANY LITIGATION BASED ON, RELATING TO OR ARISING IN CONNECTION WITH THIS AGREEMENT OR ANY RELATED INSTRUMENT OR AGREEMENT, OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, OR ANY COURSE OF CONDUCT, DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN), OR ACTIONS OF ANY OF THEM. NO PARTY SHALL SEEK TO CONSOLIDATE, BY COUNTERCLAIM OR OTHERWISE, ANY ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED.

11. Severability. If, at any time subsequent to the Effective Date, any provision of this Agreement is held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision will be of no force and effect, but the illegality, voidness or unenforceability of such provision will have no effect upon the legality or enforceability of any other provision of this Agreement.

12. Termination. Subject to Section 1(g), this Agreement will terminate upon the expiration of the Cooperation Period. Upon such termination, this Agreement shall have no further force and effect. Sections 8 through 17 shall survive termination of this Agreement, and no termination of this Agreement shall relieve any party of liability for any breach of this Agreement arising prior to such termination.

13. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but both or all of which shall constitute the same agreement. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in "portable document format" (.pdf) form or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature. For the avoidance of doubt, no party shall be bound by any contractual obligation to the other parties until all counterparts to this Agreement have been duly executed by each of the parties and delivered to the other parties (including by means of electronic delivery).

14. No Third-Party Beneficiary. This Agreement is solely for the benefit of the Company and the Forager Parties and is not enforceable by any other Person. No party to this Agreement may assign its rights or delegate its obligations under this Agreement, whether by operation of law or otherwise, without the prior written consent of the other parties in their respective sole discretions, and any assignment in contravention hereof will be null and void.

15. No Waiver. No failure or delay by any party in exercising any right or remedy under this Agreement will operate as a waiver thereof or of any breach of any provision hereof, nor will any single or partial waiver thereof preclude any other or further exercise thereof or the exercise of any other right or remedy under this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. No waiver shall be effective unless in writing, executed by the waiving party.

16. Entire Understanding; Amendment. This Agreement contains the entire understanding of the parties with respect to the subject matter hereof and supersedes any and all prior and contemporaneous agreements, memoranda, arrangements, and understandings, whether written or oral, between the parties, or any of them, with respect to the subject matter of this Agreement. This Agreement may be amended only by an agreement in writing executed by the Company and the Forager Parties.

17. Interpretation and Construction. The Company and each Forager Party acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same after having had an adequate opportunity to seek the advice of said counsel. Each party and its counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties will be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguity in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by the Company and each Forager Party, and any controversy over any interpretation of this Agreement will be decided without regard to events of drafting or preparation. Whenever the words "include," "includes," or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." When a reference is made in this Agreement to any Section, such reference shall be to a Section of this Agreement, unless otherwise expressly indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words "hereof," "herein," "hereto," and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word "will" shall be construed to have the same meaning as the word "shall." The word "or" is not exclusive. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument, law, rule or statute defined or referred to herein means, unless otherwise indicated, such agreement, instrument, law, rule or statute as from time to time amended, modified or supplemented, except that references to specified rules promulgated by the SEC shall be deemed to refer to such rules in effect as of the date of this Agreement.

[Signature pages to follow]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the parties as of the date hereof.

FORAGER PARTIES

Forager Fund, LP

By: ______________________

Name: Robert MacArthur

Title: Managing Partner

Forager Capital Management, LLC

By: ______________________

Name: Robert MacArthur

Title: Managing Partner

Robert MacArthur

____

Edward Kissel

____

Timothy Brog

____

COMPANY

DELTA APPAREL, INC.

By: ______________________

Name: Justin M. Grow

Title: EVP & CAO